Exhibit 99.1

Motif Bio plc

(“Motif Bio” or the “Company”)

5 December 2016

PUBLICATION OF CIRCULAR AND NOTICE OF GENERAL MEETING

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that on Friday 2 December 2016 it sent to Shareholders a circular and notice of General Meeting to be held at the offices of Reed Smith LLP at The Broadgate Tower, 20 Primrose Street, London EC2A 2RS on 21 December 2016 at 2.00 p.m. at which the following Resolutions will be proposed:

(A)                               Resolution 1, which will be proposed as an ordinary resolution, is to authorise the Directors to allot relevant securities up to an aggregate nominal value of £313,938.23 in connection with the exercise of various share options, warrants and convertible securities granted by the Company between 1 April 2015 and the date of this document;

(B)                               Resolution 2, which will be proposed as an ordinary resolution, is to authorise the Directors to allot relevant securities otherwise than for the purposes set out in resolution 1, up to an aggregate nominal amount of £270,965.62;

(C)                               Resolution 3, which will be proposed as a special resolution and which is subject to the passing of resolution 1, is to disapply statutory pre-emption rights, provided that such authority shall be limited to, inter alia, the allotment of equity securities in connection with the exercise of various share options, warrants and convertible securities granted by the Company between 1 April 2015 and the date of this document; and

(D)                               Resolution 4, which will be proposed as a special resolution and which is subject to the passing of resolution 2, is to disapply statutory pre-emption rights, provided that such authority shall be limited to, inter alia, the allotment of equity securities otherwise than in connection with the purposes set out in resolution 1 up to an aggregate nominal amount of £270,965.62.

The circular together with notice of General Meeting, is available on the Company’s website at www.motifbio.com. Capitalised terms used herein but not defined have the same meanings as set out in the circular.

For further information please contact:

Motif Bio plc	info@motifbio.com
Richard Morgan (Chairman)
Graham Lumsden (Chief Executive Officer)

Zeus Capital Limited (NOMAD & BROKER)	+44 (0)20 3829 5000
Phil Walker/Giles Balleny
Dominic Wilson

Northland Capital Partners Limited (BROKER)	+44 (0)20 3861 6625
Patrick Claridge/ David Hignell
John Howes/ Rob Rees (Broking)

Walbrook PR Ltd. (FINANCIAL PR & IR)	+44 (0)20 7933 8780 or motifbio@walbrookpr.com
Paul McManus	Mob: +44 (0)7980 541 893
Mike Wort	Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)
Raimund Gabriel	+49 (0)89 210 2280

About Motif Bio

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), which is often caused by MRSA (methicillin resistant Staphylococcus aureus). We are currently enrolling and dosing patients in two global Phase 3 clinical trials (Revive 1 and Revive 2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-1 is expected in the second quarter of 2017 and REVIVE-2 is on track for data readout in the second half of 2017.